UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 30, 2021

TPG PACE SOLUTIONS CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40319	98-1574632
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

301 Commerce St., Suite 3300 Fort Worth, TX		76102
(Address of principal executive offices)		(Zip Code)

(212) 405-8458

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	TPGS	The New York Stock Exchange

☒	Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐	If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On November 30, 2021, TPG Pace Solutions Corp., a Cayman Islands exempted company (“TPG Pace”), convened an extraordinary meeting of stockholders (the “Special Meeting”). At the Special Meeting, TPG Pace’s stockholders voted on the proposals set forth below, each of which is described in greater detail in the definitive proxy statement/prospectus (File No. 333-258739) filed by TPG Pace with the Securities and Exchange Commission on November 10, 2021 (the “Definitive Proxy Statement/Prospectus”).

There were 38,770,000 TPG Pace ordinary shares issued and outstanding on November 1, 2021, the record date (the “Record Date”) for the Special Meeting. At the Special Meeting, there were 32,876,332 ordinary shares present either by proxy or online, representing approximately 84.79% of the total outstanding TPG Pace ordinary shares as of the Record Date, which constituted a quorum.

A summary of the voting results for each proposal is set forth below. Capitalized terms used herein but not otherwise defined have the meaning set forth in the Definitive Proxy Statement/Prospectus.

Proposal No. 1: The Business Combination Proposal

The Business Combination Agreement, dated as of July 28, 2021 (the “Business Combination Agreement”), by and among TPG Pace, Vacasa Holdings LLC (“Vacasa Holdings”), Turnkey Vacations, Inc., a Vacasa Holdings equity holder (“TK Newco”), certain other Vacasa Holdings equity holders (together with TK Newco, the “Blockers”), Vacasa, Inc., a wholly-owned subsidiary of Vacasa Holdings (“Vacasa, Inc.”) and certain other parties, pursuant to which a business combination between TPG Pace and Vacasa, Inc. will be effected (the “Business Combination”), was approved and adopted, and all transactions contemplated by the Business Combination were approved. The voting results were as follows:

Votes For	Votes Against	Abstentions
31,723,190	153,120	1,000,022

Proposal No. 2: The Domestication Merger Proposal

The proposal to approve a plan of merger and approve of TPG Pace merging with and into Vacasa, Inc. (the “Domestication Merger”), with Vacasa, Inc. surviving the Domestication Merger was approved. The voting results were as follows:

Votes For	Votes Against	Abstentions
31,723,190	153,120	1,000,022

Governance Proposals

Proposal No. 3A: Change the Authorized Capital Stock

The proposal that, following the consummation of the Domestication Merger, the authorized capital stock of TPG Pace will change from (i) 500,000,000 TPG Pace Class A Shares, (ii) 30,000,000 TPG Pace Class F Shares, (iii) 30,000,000 TPG Pace Class G Shares, and (iv) 5,000,000 TPG Pace preferred shares to 1,590,000,000 shares total, consisting of: (a) 1,000,000,000 shares of Vacasa Class A Common Stock, (b) 500,000,000 shares of Vacasa Class B Common Stock, (c) 30,000,000 shares of Vacasa Class F Common Stock, (d) 30,000,000 shares of Vacasa Class G Common Stock, and (e) 30,000,000 preferred shares of Vacasa, Inc. (the “Vacasa Preferred Stock”), was approved. The voting results were as follows:

Votes For	Votes Against	Abstentions
28,846,532	3,004,777	1,025,023

Proposal No. 3B: Election Not to Be Governed by Section 203 of the DGCL

The proposal that, upon the Domestication Merger, Vacasa, Inc. will not be governed by Section 203 of the Delaware General Corporation Law (the “DGCL”) and, instead, will be governed by a provision in the proposed certificate of incorporation that is substantially similar to Section 203 of the DGCL, but excludes certain parties, including any person that holds equity interests in Vacasa Holdings immediately prior to the closing date of the transactions contemplated by the Business Combination Agreement (the “Closing”) and its direct or indirect transferees or any of their affiliates or successors, from the definition of “interested stockholder,” and to make certain related changes, was approved. The voting results were as follows:

Votes For	Votes Against	Abstentions
31,204,443	645,764	1,026,125

Proposal No. 3C: Selection of the Court of Chancery of the State of Delaware as Exclusive Forum

The proposal that, among other things, upon the Domestication Merger, the proposed certificate of incorporation will provide that unless Vacasa, Inc. consents in writing to the selection of an alternative forum, (x) the Court of Chancery (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of Vacasa, Inc., (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, agent or stockholder of Vacasa, Inc. to Vacasa, Inc. or Vacasa, Inc.’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, the proposed certificate of incorporation and proposed bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery or (d) any action asserting a claim governed by the internal affairs doctrine, where the Court of Chancery has personal jurisdiction over the indispensable parties named as defendants; and (y) the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, was approved. The voting results were as follows:

Votes For	Votes Against	Abstentions
29,145,456	2,704,770	1,026,106

Proposal No. 3D: Corporate Opportunities

The proposal that, upon the Domestication Merger, the proposed certificate of incorporation will provide that each stockholder or director of Vacasa, Inc. or any of its subsidiaries (other than a director that is also an officer of Vacasa, Inc. or any of its subsidiaries (each, an “Exempted Person”) (i) have no duty not to, directly or indirectly, engage in the same or similar business activities or lines of business as Vacasa, Inc. or any of its subsidiaries and (ii) in the event that any Exempted Person acquires knowledge of a potential transaction that may be a corporate opportunity for Vacasa, Inc., Vacasa, Inc. renounces any interest therein and such Exempted Person will not have any duty to communicate or present such corporate opportunity to Vacasa, Inc. or any of its subsidiaries, and will not be liable to Vacasa, Inc. or its affiliates or stockholders for breach of any duty by reason of the fact that such Exempted Person, directly or indirectly, pursues or acquires the opportunity for itself or does not present such opportunity to Vacasa, Inc., was approved. The voting results were as follows:

Votes For	Votes Against	Abstentions
28,845,449	3,004,777	1,026,106

Proposal No. 3E: Removal of Directors for Cause; Filling Vacancies

The proposal that, upon the Domestication Merger, the proposed certificate of incorporation will provide that (except with respect to directors that are elected by holders of any series of Vacasa Preferred Stock), (i) until the Sunset Date, any director or the entire Vacasa Board may be removed from office at any time, with or without cause and only by the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of capital stock of Vacasa, Inc. entitled to vote generally in the election of directors, voting together as a single class and (ii) from and after the Sunset Date, any director or the entire Vacasa Board may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of capital stock of Vacasa, Inc. entitled to vote generally in the election of directors, voting together as a single class, was approved. The proposed certificate of incorporation further will provide that, subject to the rights of holders of Vacasa Preferred Stock and the terms of the Stockholders’ Agreement, newly created directorships or vacancies on the Vacasa Board (i) from and after the Sunset Date, by the affirmative vote of the remaining directors then in office, even if less than a quorum of the Vacasa Board and (ii) until the Sunset Date, only by the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of capital stock of Vacasa, Inc. entitled to vote generally in the election of directors, voting together as a single class. The voting results were as follows:

Votes For	Votes Against	Abstentions
28,845,439	3,004,777	1,026,116

Proposal No. 3F: Removal of Ability to Act by Written Consent

The proposal that, subject to the Stockholders’ Agreement, the proposed certificate of incorporation will provide that, until the Sunset Date, Vacasa, Inc. stockholders may act by written consent and, following the Sunset Date, Vacasa, Inc. stockholders may not take action by written consent, was approved. The voting results were as follows:

Votes For	Votes Against	Abstentions
28,845,439	3,004,777	1,026,116

Proposal No. 3G: Vote Required to Amend Certain Provisions of Proposed Certificate of Incorporation

The proposal that, following the Sunset Date, the sections of the proposed certificate of incorporation with respect to the Vacasa Board of Directors (Article 7), Meetings of Stockholders (Article 8), DGCL 203 and Business Combinations (Article 9), Corporate Opportunities (Article 10), Indemnification (Article 12), Adoption, Amendment or Repeal of Proposed Bylaws (Article 13), Adoption, Amendment or Repeal of Proposed Certificate of Incorporation (Article 14) and Forum for Adjudication of Disputes (Article 15), can only be amended if such proposed amendment is approved by the affirmative vote of the holders of sixty-six and two-thirds percent (66 2/3%) or more of the total voting power of the outstanding shares of capital stock of Vacasa, Inc. entitled to vote generally in the election of directors, voting together as a single class at a meeting of the stockholders called for that purpose, and prior to the Sunset Date, such provisions may be amended by the affirmative vote of the holders of fifty percent (50%) or more of the total voting power of the outstanding shares of capital stock of Vacasa, Inc. entitled to vote generally in the election of directors, voting together as a single class, at a meeting of the stockholders called for that purpose, or by consent in writing, was approved. The voting results were as follows:

Votes For	Votes Against	Abstentions
28,640,100	3,210,070	1,026,162

Proposal No. 4: Stock Issuance Proposal

The proposal to approve, for purposes of complying with the applicable provisions of Section 312.03 of The New York Stock Exchange’s (“NYSE”) Listed Company Manual, (a) the issuance of more than 20% of the common stock of Vacasa, Inc. (“Vacasa Common Stock”) in the Business Combination to the owners of the Blockers pursuant to the Blocker Mergers, to the investors in the PIPE Financing and to the investors party to the forward purchases and (b) the issuance of shares of Vacasa Common Stock to a Related Party (as defined in Section 312.03 of the NYSE’s Listing Company Manual) in connection with the forward purchases, was approved. The voting results were as follows:

Votes For	Votes Against	Abstentions
31,722,096	153,130	1,001,106

Proposal No. 5: The Adjournment Proposal

The proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates (A) to the extent necessary to ensure that any required supplement or amendment to the proxy statement/prospectus is provided to TPG Pace shareholders or, if as of the time for which the extraordinary general meeting is scheduled, there are insufficient TPG Pace ordinary shares represented (in person, virtually, or by proxy) to constitute a quorum necessary to conduct business at the extraordinary general meeting, (B) in order to solicit additional proxies from TPG Pace shareholders in favor of one or more of the proposals at the extraordinary general meeting or (C) if TPG Pace shareholders have elected to redeem an amount of Class A ordinary shares of TPG Pace such that the condition to consummation of the Business Combination that the aggregate cash proceeds to be received by TPG Pace from the trust account established at the consummation of the initial public offering of TPG Pace ordinary shares, together with the aggregate gross proceeds from the PIPE Financing and the forward purchases, equal no less than $300,000,000 after deducting transaction expenses (of both Vacasa Holdings and TPG Pace), deferred underwriting commissions and any amounts paid to TPG Pace shareholders that exercise their redemption rights in connection with the Business Combination would not be satisfied, was approved. The voting results were as follows:

Votes For	Votes Against	Abstentions
31,530,542	345,767	1,000,023

Item 8.01.	Other Events.

On December 1, 2021, TPG Pace issued a press release announcing the results of the Special Meeting. A copy of the press release is filed as Exhibit 99.1 hereto.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Exhibit

99.1	Press Release dated December 1, 2021

104	Cover page Interactive Data File (embedded within Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TPG PACE SOLUTIONS CORP.
Date: December 1, 2021	By:	/s/ Eduardo Tamraz
	Name:	Eduardo Tamraz
	Title:	President

Exhibit 99.1

TPG Pace Solutions Corp. Shareholders Approve Vacasa Business Combination

-- The business combination is anticipated to close on December 6, 2021.

-- Overwhelming support from institutional and retail shareholders with more than 96% approval.

-- Vacasa is tracking ahead of its latest fourth quarter Revenue and Adjusted EBITDA guidance.

-- Vacasa, Inc. will be the surviving company following the business combination and its Class A common stock is expected to trade on the Nasdaq Stock Market LLC (the “Nasdaq”) under the ticker symbol “VCSA” beginning on December 7, 2021.

SAN FRANCISCO, Calif., December 1, 2021 -- TPG Pace Solutions Corp. (“TPG Pace Solutions” or “TPGS”) (NYSE: TPGS), a publicly traded special purpose acquisition company, announced that in a special meeting held on November 30, 2021, its shareholders voted to approve the proposals required to complete its combination with Vacasa Holdings LLC.

All of the proposals related to the business combination received overwhelming support from shareholders that voted with more than 96% of votes cast voted for the proposal to approve the business combination.

“We are pleased to see the broad investor support for our business combination with TPG Pace Solutions. Vacasa is an at-scale, end-to-end technology platform that is transforming the vacation rental experience for homeowners and guests alike,” said Matt Roberts, CEO of Vacasa. “The transaction positions Vacasa well in the sizable and growing vacation rental market, and we are excited about our future as a public company.”

“The additional capital from the transaction will afford us ample runway to unlock supply and accelerate investments in technology and products as we outlined when we announced the transaction,” said Jamie Cohen, CFO of Vacasa. “We continue to see strong bookings and occupancy in December and have not experienced any changes in bookings or cancellations due to the Omicron variant news last week. While COVID-19 variant concerns have affected certain segments of the global travel industry over the past year, we believe our domestic focus and whole home offering has insulated our business.”

TPG Pace Solutions, whose Class A ordinary shares are currently listed on the New York Stock Exchange (the “NYSE”), intends to delist from the NYSE, following which the shares of Class A common stock of Vacasa, Inc., the surviving company, are expected to trade on the Nasdaq under the ticker symbol “VCSA” beginning on December 7, 2021. The Nasdaq listing and NYSE delisting are subject to the closing of the business combination and fulfillment of all Nasdaq listing requirements.

Shareholders may withdraw any election to have their shares redeemed in connection with the business combination, subject to TPG Pace Solutions’ approval, by contacting Continental Stock Transfer & Trust Company by 5:00pm on December 3, 2021.

About Vacasa

Vacasa is the leading vacation rental management platform in North America, transforming the vacation rental experience by integrating purpose-built technology with expert local and national teams. Homeowners enjoy earning significant incremental income on one of their most valuable assets, delivered by the company’s unmatched technology that adjusts rates in real time to maximize revenue. Guests can relax comfortably in Vacasa’s 35,000+ homes across more than 400 destinations in North America, Belize and Costa Rica, knowing that 24/7 support is just a phone call away. In addition to enabling guests to search, discover and book its properties on Vacasa.com and the Vacasa Guest App, Vacasa provides valuable, professionally managed inventory to top channel partners, including Airbnb, Booking.com and Vrbo. In Summer 2021, Vacasa entered into an agreement to become a publicly traded company through a business combination with TPG Pace Solutions Corp. (NYSE: TPGS; “TPGS” or “TPG Pace Solutions”), a special purpose acquisition company (“SPAC”). Interested parties should refer to the definitive proxy statement/prospectus filed by Vacasa, Inc. with the U.S. Securities and Exchange Commission for important information regarding TPG Pace Solutions, Vacasa and the proposed business combination.

For more information, visit https://www.vacasa.com/press.

About TPG

TPG is a leading global alternative asset firm founded in San Francisco in 1992 with $108 billion of assets under management and investment and operational teams in 12 offices globally. TPG invests across five multi-product platforms: Capital, Growth, Impact, Real Estate, and Market Solutions. TPG aims to build dynamic products and options for its clients while also instituting discipline and operational excellence across the investment strategy and performance of its portfolio. For more information, visit www.tpg.com or @TPG on Twitter.

About TPG Pace Group and TPG Pace Solutions

TPG Pace Group is TPG’s dedicated permanent capital platform. TPG Pace Group has a long-term, patient and highly flexible investor base, allowing it to seek compelling opportunities that will thrive in the public markets. TPG Pace Group has sponsored seven SPACs and raised more than $4.4 billion since 2015.

TPG Pace Solutions is a publicly listed (NYSE: TPGS) special purpose acquisition company, which raised approximately $285 million in order to seek an acquisition with a company in an industry that complements the experience and expertise of the TPG management team and TPG. For more information, visit https://www.tpg.com/pace-solutions.

Additional Information and Where to Find It

This Press Release is being made in connection with a proposed business combination involving Vacasa and TPGS. In connection with the proposed transaction, Vacasa, Inc. (“NewCo”) has filed with the SEC a registration statement on Form S-4, which has become effective. TPGS urges investors, shareholders, and other interested persons to read the definitive proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about TPGS, Vacasa, NewCo, and the business combination. Shareholders will be able to obtain a copy of the definitive proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The definitive proxy statement/prospectus can also be obtained without charge at the SEC’s website (www.sec.gov).

Forward-Looking Statements

Certain statements made in this Press Release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPGS’s or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPGS and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPGS shareholders’ redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (iv) costs related to the proposed transaction; (v) changes in applicable laws or regulations; (vi) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (vii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (viii) the continuing or new effects of the COVID-19 pandemic on TPGS and Vacasa and their ability to consummate the transaction; and (ix) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPGS and NewCo.

Additional information concerning these and other factors that may impact TPGS’s and Vacasa’s expectations and projections can be found in TPGS’s and NewCo’s periodic filings with the SEC and in the definitive proxy statement/prospectus filed with the SEC by NewCo. TPGS’s and NewCo’s SEC filings are available publicly on the SEC's website at www.sec.gov.

The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPGS nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer

This Press Release does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No oﬀering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which have been filed as exhibits to the Current Report on Form 8-K filed by TPGS with the SEC on August 3, 2021.

Contacts:

For Vacasa:

Sarah Tatone
971-409-2061
pr@vacasa.com

For TPG / TPG Pace Solutions:

Luke Barrett and Julia Sottosanti
(415) 743-1550
media@tpg.com